UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Square, Inc.

(Name of Issuer)

Class A Common Stock, $0.0000001 par value per share

(Title of Class of Securities)

852234 103

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 852234 103

1.	Names of Reporting Persons. Jack Dorsey
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 50,844,566 (See Item 4(a) below)
	6.	Shared Voting Power 0 (See Item 4(a) below)
	7.	Sole Dispositive Power 50,844,566 (See Item 4(a) below)
	8.	Shared Dispositive Power 0 (See Item 4(a) below)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,844,566 (See Item 4(a) below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 11.5% (See Item 4(b) below)
12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer:

Square, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1455 Market Street, Suite 600

San Francisco, CA 94103

Item 2.

(a)	Name of Person Filing:

Jack Dorsey

(b)	Address of Principal Business Office or, if none, Residence:

c/o Square, Inc.

1455 Market Street, Suite 600

San Francisco, CA 94103

(c)	Citizenship:

Jack Dorsey is a U.S. citizen

(d)	Title of Class of Securities:

Class A Common Stock, $0.0000001 par value per share

(e)	CUSIP Number:

852234 103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of December 31, 2020, (i) 38,763,992 shares of Class B Common Stock were held of record by the Jack Dorsey Revocable Trust u/a/d 12/8/10, for which Mr. Dorsey serves as trustee and (ii) 12,080,574 shares of Class B Common Stock were held of record by Start Small, LLC, for which Mr. Dorsey is the sole member.

Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder and has no expiration date. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

(b)	Percent of class:

11.5%

The ownership percentage above is calculated based on 390,243,051 shares of Class A Common Stock outstanding as of December 31, 2020, as reported by the issuer to the reporting person, plus the assumed conversion of 50,844,566 shares of Class B Common Stock deemed beneficially owned by Mr. Dorsey, as described herein, into shares of Class A Common Stock.

(c)	Number of shares as to which the person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
Jack Dorsey	50,844,566	0	50,844,566	0

(i)	Sole power to vote or to direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 12, 2021

/s/ Jack Dorsey
Jack Dorsey